Exhibit 2

July 6, 2012

The Board of Directors

ShangPharma Corporation

No. 5 Building

998 Halei Road

Zhanjiang Hi-Tech Park

Pudong New Area

Shanghai, 201203

People’s Republic of China

Dear Sirs:

Mr. Michael Xin Hui, chairman of the board of directors (the “Board”) and chief executive officer of ShangPharma Corporation (the “Company”), and entities affiliated with him (collectively, “Founder”), and TPG Star Charisma Limited and its affiliates (collectively, “TPG”) are pleased to submit this preliminary non-binding proposal to acquire all of the outstanding ordinary shares of the Company not already owned by Founder or TPG in a transaction (the “Acquisition”) described below. Our proposal provides a very attractive opportunity to the Company’s shareholders to realize superior value. We are confident that the Acquisition can be closed on a highly expedited basis as outlined in this letter.

1. Acquisition Consideration. Based on the information available to us, we anticipate that the consideration payable in the Acquisition (the “Acquisition Consideration”) will be between $8.50 to $9.50 per American Depositary Share (“ADS”, each ADS representing 18 ordinary shares of the Company), other than for certain ADSs or ordinary shares held by Founder or TPG. Although the proposed Acquisition does not represent a change of control, this represents a premium of between 23.5% to 38.1% to the Company’s closing price on July 5, 2012, and a premium of 36.6% to 52.7% to the volume-weighted average closing price during the last 30 trading days.

2. Closing Certainty and Funding. We believe that we offer a high degree of closing certainty and that we are well positioned to negotiate and complete the transaction on an expedited basis. We do not expect any regulatory approvals will be impediments to closing. We intend to finance the proposed Acquisition with a combination of debt and equity capital. We expect definitive commitments for the required debt and equity funding, subject to terms and conditions set forth therein, to be in place when the Definitive Agreements (as defined below) are signed. The definitive merger agreement will not include any closing condition that the debt financing has been funded.

3. Consortium. Founder and TPG have entered into an agreement to work exclusively together to pursue the Acquisition. The Acquisition will be in the form of a merger of the Company with a new acquisition vehicle that Founder and TPG will form. You should be aware that Founder and TPG are interested only in acquiring the outstanding ordinary shares of the Company not already owned by Founder or TPG, and Founder and TPG expect to roll over the ordinary shares of the Company owned by them in the Acquisition.

4. Due Diligence. We will require a timely opportunity to conduct customary due diligence on the Company. We and our advisors are ready to engage in the next stage of discussions and would expect to complete due diligence on a highly expedited basis.

5. Definitive Agreements. We are prepared to promptly negotiate and finalize mutually satisfactory definitive agreements with respect to the Acquisition and related transactions (the “Definitive Agreements”). The Definitive Agreements will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type. The negotiation of the Definitive Agreements can be completed in parallel with due diligence. In this regard, we are preparing a draft merger agreement that we will provide to you shortly.

6. Process. We recognize that the Board will evaluate the Acquisition independently before it can make its determination to endorse it. Given the involvement of Founder in the Acquisition, we would expect that the independent members of the Board will proceed to consider our proposal.

7. About TPG. TPG is a private investment partnership that was founded in 1992 and currently has $51.5 billion of assets under management. Through its investment platforms, TPG Capital and TPG Growth, the firm has extensive experience with global public and private investments executed through leveraged buyouts, recapitalizations, spinouts, growth investments, joint ventures and restructurings. The firm has offices in San Francisco, Fort Worth, Houston, New York, Sao Paulo, Hong Kong, London, Paris, Luxembourg, Melbourne, Moscow, Mumbai, Shanghai, Chongqing, Beijing, Singapore and Tokyo.

8. No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to an Acquisition. Such a commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided therein.

9. Public Disclosure. To comply with United States securities laws requirements, Founder and TPG will be required to disclose the nature of this proposal, as well as a copy of this bid letter, in filings with the Securities and Exchange Commission on Schedule 13D.

We are very excited about the Acquisition and hope that you are interested in proceeding in a manner consistent with our proposal. We believe that we are uniquely positioned to provide a compelling opportunity for the shareholders of the Company on a highly expedited timeframe. Should you have any questions concerning this letter, please feel free to contact us at any time. We look forward to hearing from you.

*    *    *    *

/s/ Michael Xin Hui
Michael Xin Hui

[Bid Letter Signature Page]

TPG Star Charisma Limited

By:	/s/ Ronald Cami
Name:	Ronald Cami
Title:	Vice President

[Bid Letter Signature Page]